Act: 1934
Section:
Rule: 12h-3
Public
Availability: 7/27/2012

12027993

July 27, 2012

DC

No Act

PE 7/26/12

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AB&T Financial Corporation
Incoming letter dated July 26, 2012

Based on the facts presented, the Division will not object if AB&T Financial Corporation stops filing periodic and current reports under the Exchange Act after: (1) AB&T Financial Corporation has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that AB&T Financial Corporation has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that AB&T Financial Corporation is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

July 27, 2012

Mail Stop 4561

Jonathan A. Greene
Gaeta & Eveson, P.A.
Attorneys at Law
700 Spring Forest Road, Suite 335
Raleigh, North Carolina 27609

Re: AB&T Financial Corporation

Dear Mr. Greene:

In regard to your letter of July 26, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

Rule 12h-3 promulgated under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

GAETA & EVESON, P.A.
Attorneys at Law

700 Spring Forest Road, Suite 335
Raleigh, North Carolina 27609
(919) 845-2558 Telephone
(919) 518-2146 Facsimile

www.banklawnc.com

July 26, 2012

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AB&T Financial Corporation, Gastonia, North Carolina
(Commission File No. 000-53249)

Ladies and Gentlemen:

On behalf of our client, AB&T Financial Corporation, Gastonia, North Carolina (the "Company"), we are writing to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's views that:

1. due to the amendments to the Securities Exchange Act of 1934 (the "Exchange Act") contained in the Jumpstart Our Business Startups Act (the "JOBS Act"), the fact that the shares of the Company's common stock are held of record by more than 300 persons would not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder; and

2. the update of the Company's registration statement on Form S-8, in connection with the incorporation by reference therein of the Company's Form 10-K for the fiscal year ended December 31, 2011, as filed (pursuant to Rule 12b-25) with the Commission on April 9, 2012, would not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

We also ask that the Staff confirm that it will not recommend an enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under section 15(d) of the Exchange Act prior to the filing deadline for its Form 10-Q for the quarterly period ended June 30, 2012 (due August 14, 2012), with the result that the Company would not file a quarterly report on Form 10-Q for the quarterly period ending June 30, 2012. This Form 15 would be filed following termination of the registration of the Company's common stock under section 12(g) of the Exchange Act, which will occur on August 1, 2012. The Form 15 will indicate that the Company is suspending its section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i). As discussed below, Rule 12h-3 has not yet been updated to reflect the changes to Exchange Act section 15(d), as amended by the JOBS Act, and the Company acknowledges that, absent relief, it is not eligible to rely on Rule 12h-3 at this time. Accordingly, the Company's Form 15 will include an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3 to suspend its reporting obligations under section 15(d).

The information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf.

I. Background

The Company was incorporated as a North Carolina business corporation on June 25, 2007, for the purpose of serving as the holding company for Alliance Bank & Trust Company (the "Bank"), a North Carolina state-chartered commercial bank. The Company is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 and the bank holding company laws of North Carolina. The Company's primary business activity consists of ownership of all of the outstanding equity securities of the Bank.

In 2005, the Bank filed a Form 10-SB with the Federal Deposit Insurance Corporation (the "FDIC") to register its common stock under section 12(g) of the Exchange Act.[1] The Bank filed periodic reports required by section 13(a) of the Exchange Act with the FDIC until 2008, when it entered into an Agreement and Plan of Reorganization and Share Exchange with the Company. Pursuant to that agreement, all of the outstanding shares of the Bank's common stock formerly held by its shareholders were converted into and exchanged for newly issued shares of the Company's $1.00 par value common stock, and the Bank became a wholly owned subsidiary of the Company. The shares of the Company's common stock issued to the Bank's shareholders were issued without registration under the Securities Act of 1933 (the "Securities Act") pursuant to the exemption from registration provided by section 3(a)(12) of the Securities Act. The

[1] Under section 12(i) of the Exchange Act, the powers, functions, and duties vested in the Commission to administer certain sections of the Exchange Act are vested in the FDIC with respect to state-chartered banks that are not members of the Federal Reserve System.

Company registered its common stock under section 12(g) of the Exchange Act and became the successor issuer to the Bank by filing a Form 8-K pursuant to Rule 12g-3(a) on May 20, 2008.

The Company's common stock is quoted under the symbol "ABTO" on the OTC Bulletin Board and the OTCQB marketplace operated by OTC Markets Group Inc. As of July 19, 2012, the Company had approximately 2,668,205 shares of common stock outstanding held by approximately 668 holders of record (as determined pursuant to Rule 12g-5 under the Exchange Act). As of July 19, 2012, the Company had outstanding options to purchase 312,390 shares of common stock, of which 303,005 were exercisable. The Company also has a series of preferred stock outstanding. As of July 19, 2012, there were 3,500 shares of preferred stock outstanding, all of which are held by the U.S. Department of the Treasury and were sold in connection with the Company's participation in the Treasury's Capital Purchase Program. The Treasury also holds a warrant to purchase 80,153 shares of the Company's common stock. The preferred stock and the warrant were sold to the Treasury in a private placement exempt from the registration requirements of the Securities Act. There are no securities of the Company issued and outstanding other than the common stock, options to purchase common stock, the preferred stock, and the warrant to purchase common stock.

The terms and conditions of the Treasury's purchase of the preferred stock and warrant are set forth in a letter agreement, which includes a securities purchase agreement. A copy of the letter agreement was included as exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on January 28, 2009. Section 4.5(a)(i) of the securities purchase agreement required the Company to file a shelf registration statement with the Commission on an appropriate form under Securities Act Rule 415. This shelf registration statement was to cover the preferred stock, the warrant, and the shares of common stock issuable upon exercise of the warrant. The shelf registration statement was to be filed no later than thirty days after the closing date of the Treasury's investment in the Company. Notwithstanding these requirements, the securities purchase agreement went on to state that if the Company was not eligible to file a registration statement on Form S-3 as of January 23, 2009, it is not obligated to file a shelf registration statement unless and until requested to do so in writing by the Treasury. Since the Company was not eligible to file a registration statement on Form S-3 as of January 23, 2009, it did not file a shelf registration statement following the closing of the Treasury's investment and is not obligated to do so unless and until requested to do so in writing by the Treasury. As of the date of this letter, the Treasury has made no such request of the Company.

On June 19, 2012, the Company received a letter from the Treasury informing it that the Treasury is considering including the Company as part of a series of pooled auctions of the Treasury's investments in various financial institutions. The Company may opt out of the pooled auction by designating an outside investor or group of investors to make a bid to purchase the Treasury's investment in the Company. Any such bids must be submitted to the Treasury by August 6, 2012, and must meet a minimum price level set by the Treasury. The Company may also request an extension of the date when bid letters are due to October 9, 2012, from August 6, 2012. Such an extension request must be submitted to the Treasury no later than August 6, 2012. The Company plans to request an extension of the date when bid letters are due.

Under section 4.5(h) of the securities purchase agreement, the Treasury may assign its right to require the Company to file a shelf registration statement. This right may be assigned to a transferee of the preferred shares or, in the case of the warrant or the shares of common stock underlying the warrant, if the market value of the amount transferred is equal to at least 2% of the initial aggregate liquidation preference of the preferred shares. At this time, it is unknown whether the Treasury would assign its registration rights as part of a pooled auction or bid by an outside investor or group of investors.

The Company has no securities registered or required to be registered under section 12(b) of the Exchange Act. The common stock is the only class of securities of the Company registered or required to be registered under section 12 or subject to a reporting obligation under section 15(d) of the Exchange Act. The Company has no debt securities outstanding.

As of the date of this letter, the Company is current in all of its reporting requirements under the Exchange Act, which it files as a "smaller reporting company" as defined in Rule 12b-2.[2] The Company's fiscal year ends on December 31 of each year. As of the date of this letter, the Company has no contractual obligations, including to the Treasury under the Capital Purchase Program, that would require the Company to continue to file reports pursuant to section 13(a) or 15(d) of the Exchange Act. If the Company obtains the relief sought by this letter and files a Form 15 to suspend its duty to file reports under section 15(d) pursuant to Rule 12h-3, it will not thereafter voluntarily file or submit Exchange Act reports with the Commission.

II. Registration Statement

On February 23, 2009, the Company filed a Registration Statement on Form S-8 (Registration No. 333-157471) to register 535,510 shares of common stock that were authorized to be issued pursuant to the AB&T Financial Corporation 2005 Incentive Stock Option Plan (the "Incentive Plan") and the AB&T Financial Corporation 2005 Nonstatutory Stock Option Plan (the "Nonstatutory Plan"). Currently, there are options outstanding under these option plans to purchase 312,390 shares of the Company's common stock, of which 303,005 are exercisable.

This registration statement became effective upon filing in 2009 and was automatically updated during each of the Company's fiscal years from 2009 through 2012 with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2009 through December 31, 2011. No sales of the Company's common stock have been made under the Form S-8 thus far during fiscal year 2012. On July 24, 2012, the Company filed a post-effective amendment to the Form S-8 to deregister the remaining unsold securities under the Form S-8. The post-effective amendment was automatically effective upon filing. The Company has not filed any other registration statements under the Securities Act.

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[2] The Company's Annual Report on Form 10-K for the year ended December 31, 2011, was filed pursuant to Rule 12b-25 after the required deadline, but pursuant to such rule, was deemed timely filed since it was filed not later than fifteen days after its original due date.

III. Discussion

A. The JOBS Act

On April 5, 2012, President Obama signed the Jumpstart Our Business Startups Act (the "JOBS Act") into law. Section 601(a) of the JOBS Act amended section 12(g)(4) of the Exchange Act to permit banks and bank holding companies to terminate the section 12(g) registration of any class of security held of record by less than 1,200 persons. Prior to this amendment, the threshold for deregistration was 300 persons. The section 12(g) registration will be terminated ninety days (or within such shorter period as the Commission may determine) after the issuer files a certification with the Commission on Form 15.

Section 601(b) of the JOBS Act amended section 15(d) of the Exchange Act to automatically suspend the duty to file reports of a bank or bank holding company under section 15(d) as to any fiscal year, other than the fiscal year in which a registration statement became effective, if the securities to which the company's registration statement relates are held of record by less than 1,200 persons. Prior to this amendment, the threshold for suspension of filing obligations under section 15(d) was 300 persons.

On April 11, 2012, the Staff issued a set of frequently asked questions ("FAQs") regarding the JOBS Act's changes to the requirements for Exchange Act registration and deregistration. The response to question three indicates that an eligible bank holding company may terminate the registration of securities under section 12(g) by filing a Form 15 with an explanatory note that it is relying on section 12(g)(4). The response to question four states that "[i]f a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Securities Act Section 10(a)(3) but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation."

Based on this Staff guidance, the Company filed a Form 15 with the Commission on May 3, 2012, in reliance on section 12(g)(4) of the Exchange Act. The Company will continue to file with the Commission all required reports pursuant to Exchange Act sections 13(a), 14, and 16 for 90 days after filing the Form 15 in reliance on section 12(g)(4) of the Exchange Act. The registration of the Company's common stock under section 12(g) will be terminated 90 days after this filing, on August 1, 2012. Upon the termination of its section 12(g) registration on August 1, the Company will become subject to the reporting obligations of section 15(d) of the Exchange Act, which obligations are suspended while the Company's common stock is registered under section 12(g) of the Exchange Act. The Company's section 15(d) reporting obligations arise because, as described above, the Company has an effective registration statement on Form S-8 currently on file with the Commission.

The Company is submitting this no-action request in accordance with the Staff guidance found in question four of the April 11 FAQs.

B. Rule 12h-3

Following the termination of its section 12(g) registration on August 1, 2012, the Company intends to file a Form 15 to suspend immediately its duty to file reports under section 15(d) of the Exchange Act pursuant to Rule 12h-3. Rule 12h-3 permits an issuer to suspend its reporting obligations under section 15(d) with respect to a class of securities if the issuer has filed all reports required by section 13(a) for its most recent three fiscal years and the portion of the current year in which the Form 15 is filed. However, Rule 12h-3(b)(1)(i) requires that the securities be held of record by less than 300 persons and Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of section 10(a)(3) of the Securities Act through a company's Exchange Act filings.

The Company has filed all reports required by section 13(a) for the 2009, 2010, and 2011 fiscal years and the current year to date. However, there are more than 300 record holders of the Company's common stock. Furthermore, the Form S-8 relating to the Company's common stock was automatically updated in the current fiscal year for purposes of section 10(a)(3) of the Securities Act when the Company filed its 2011 Form 10-K because, at the time of such filing, securities remained unsold under the S-8. Therefore, these filings bring the Company within the scope of Rule 12h-3(c).

The Company represents that it will file a Form 15 with the Commission to suspend its duty to file reports under section 15(d) pursuant to Rule 12h-3 with respect to the Company's common stock after obtaining the relief sought by this letter, but no later than the due date for filing the Form 10-Q for the quarterly period ended June 30, 2012 (assuming that the relief sought by this letter has been obtained prior to such date).

We respectfully submit that the Company should be able to rely on Rule 12h-3 to suspend its duty to file reports notwithstanding the 300 shareholder requirement of Rule 12h-3(b)(1)(i) and the provisions of Rule 12h-3(c), for the following reasons:

1. The Company meets the requirements of Rule 12h-3(a).

2. Section 15(d) of the Exchange Act has been amended to permit banks and bank holding companies with fewer than 1,200 holders of record to suspend their filing obligations.

3. Section 15(d)'s purposes of providing current information to purchasers would not be undermined in granting relief to the Company.

4. The benefits of reporting do not outweigh the burden on the Company of making such filings.

5. The Commission has recognized that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.

Each of these reasons is discussed in detail below.

1. The Company meets the requirements of Rule 12h-3(a).

The Company has filed all reports required by section 13(a) for the fiscal years ended December 31, 2009, 2010, and 2011, and the current year to date. Thus, the Company advises the Staff that as of the date of this letter it is current in its reporting obligations under the Exchange Act, and it further represents that as of the date that the Form 15 is filed to suspend its reporting obligations under section 15(d) with respect to its common stock, the Company will have filed with the Commission all reports required by section 13(a) prior to such date.

2. Section 15(d) of the Exchange Act has been amended to permit banks and bank holding companies with fewer than 1,200 holders of record to suspend their filing obligations.

As of the date hereof, there are approximately 668 holders of record of the Company's common stock. Although this is above the 300-shareholder threshold currently set forth in Rule 12h-3(b)(1)(i), the Company should nevertheless be permitted to rely on the rule to suspend its section 15(d) reporting obligations. As described above, section 15(d) of the Exchange Act has been amended to permit a bank holding company to suspend its obligation to file reports with respect to a class of security that was sold pursuant to a registration statement and that was held of record by less than 1,200 persons as of the first day of the current fiscal year.[3] If the Company obtains the relief sought by this letter and files a Form 15 to suspend its duty to file reports under section 15(d) pursuant to Rule 12h-3, the Company represents to the Commission that there will be fewer than 1,200 holders of record of the Company's common stock as of the date of filing of the Form 15. Rule 12h-3 has not yet been amended to take into account the increased shareholder threshold for suspension of reporting obligations for banks and bank holding companies found in section 15(d) of the Exchange Act. Presumably, Rule 12h-3 will be amended to conform to section 15(d) and include a 1,200 shareholder threshold for banks and bank holding companies. Since the statute on which Rule 12h-3 is based has been amended, the Company should not be prevented from relying on the rule to suspend its section 15(d) reporting obligations simply because the rulemaking process has not been completed. The Company stands to realize substantial cost savings due to the suspension of its Exchange Act reporting obligations. The Company would be required to continue filing Exchange Act reports until the Commission issues final rules to implement the JOBS Act, which could include its 2012 Form 10-K. This would unnecessarily diminish some of the savings the Company stands to realize and would be contrary to the policy set forth in the JOBS Act to ease securities law compliance requirements for small financial institutions such as the Company.

[3] There were approximately 668 holders of record of the Company's common stock as of January 1, 2012.

3. *Section 15(d)'s purposes of providing current information to purchasers would not be undermined in granting relief to the Company.*

Assuming the Company is permitted to rely on Rule 12h-3(b)(1)(i) notwithstanding the current number of record holders of its common stock, the Company must then address Rule 12h-3(c). Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of section 10(a)(3) of the Securities Act through its Exchange Act filings. The Company's Form S-8 was automatically updated in fiscal year 2012 for purposes of section 10(a)(3) of the Securities Act when the Company filed its 2011 Form 10-K. Therefore, this filing brings the Company within the scope of Rule 12h-3(c). A literal reading of Rule 12h-3(c) would therefore prevent the Company from suspending its duty to file reports under section 15(d).

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) may not be justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." SEC Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263 (October 5, 1983) (the "1983 Release"). These policy concerns are not present in the Company's situation. If the purpose of Rule 12h-3(c) is to give investors complete information about an issuer's activities through the end of the year in which the issuer makes an offering of securities, then requiring the Company to continue to report would not further that purpose since no sales have occurred under the Form S-8 during fiscal year 2011 or thus far in fiscal year 2012. Furthermore, the Company has filed a post-effective amendment to its Form S-8 in order to deregister the unissued shares. As such, no investors are able to purchase shares of the Company's common stock that have been registered on the Form S-8. There will be no purchasers under the Form S-8 who would be protected by or benefit from the continued filing of periodic reports by the Company.

In addition, the current and future holders of options issued under the Company's stock option plans will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. As of July 19, 2012, the Company had outstanding options to purchase 312,390 shares of common stock, of which 303,005 were exercisable. All outstanding options currently have exercise prices that are higher than the recent closing price of the common stock, which was $1.00 on July 16, 2012. The lowest exercise price for any outstanding option is $7.00. The holders of options are employees or directors of the Company or the Bank. These individuals have access to information about the Company and have the ability to ask questions of the Company's senior management prior to making a decision to exercise any options. The Staff has previously concurred in allowing the issuer to file a Form 15 notwithstanding that, at such time, current or former officers, employees, and directors held options to acquire common stock of the issuer. *See, e.g.*, Touchmark Bancshares, Inc. (available July 17, 2012); Intraop Medical Corporation (available May 12, 2010); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

Rule 701 under the Securities Act permits an issuer to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701 once the issuer terminates its reporting status. Any future issuance of common stock upon the exercise of options will be made in accordance with Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144. The Company will advise all of its optionholders that the shares acquired upon the exercise of options may only be resold pursuant to an effective registration statement or pursuant to an exemption from registration under the Securities Act.

4. *The benefits of reporting do not outweigh the burden on the Company of making such filings.*

In the 1983 Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." This is especially true where smaller companies with a small number of shareholders are involved. With the passage of the JOBS Act, Congress singled out bank and bank holding companies by allowing them to terminate registration under section 12(g) and suspend reporting requirements under section 15(d) if their registered shares are held by fewer than 1,200 persons, rather than the 300-person threshold applicable to all other issuers.

The continued preparation of Exchange Act reports would impose a financial burden on the Company that would involve significant expense and management efforts. In each of 2010 and 2011, the Company spent approximately $50,000 and $79,000, respectively, in the preparation, review, and submission of materials related to the Exchange Act, and the Company further expects that this amount will increase in 2012. The Company also estimates that approximately six weeks of internal staff time is spent on the Company's Exchange Act filings each year. Like all financial institutions, the Company's financial condition and results of operation have been adversely affected by the economic downturn that began in 2008 and persists to the present day. The Company has reported net losses for each of its 2008, 2009, 2010, and 2011 fiscal years. In this environment, the Company must take advantage of any and all opportunities for cost saving. The Company believes that the anticipated cost savings following suspension of its reporting obligations will enhance management's ability to increase shareholder value. It is also imperative that management spend as much time as possible focusing on improving the Company's operations and condition. In addition, the Company's common stock is very thinly traded. The average daily trading volume in the Company's common stock during the twelve months ended July 19, 2012, was approximately 2,680 shares. During the same period, there were 189 trading days on which there were no transactions in the common stock.

The burdens of ongoing reporting are disproportionate to the number of record holders of the Company's common stock who are not employees, directors, or affiliates of the Company. As of July 19, 2012, approximately 18.25% of the Company's common stock was beneficially owned by the executive officers and directors of the Company. The relatively small number of the remaining, unaffiliated shareholders are generally concentrated in the market areas in which the Bank operates, and have access to management and information about the Company and the Bank. The Company also has two large institutional shareholders, Franklin Mutual Advisors, LLC, and Financial Stocks Capital Partners IV, LP. These are sophisticated institutional investors that have access to management and information about the Company and the Bank. Each quarter, the Bank files a consolidated report of condition and income (also known as a "call report") with the FDIC. The Bank's call reports are publicly available on the Internet. Twice a year, the Company files parent company only financial statements with the Board of Governors of the Federal Reserve System, which are also publicly available on the Internet. These reports will continue to be filed and publicly available on the Internet following suspension of the Company's reporting requirements. The Company would also continue to provide information to its shareholders in connection with its annual meeting of shareholders.

5. *The Commission has recognized that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.*

The Staff has recognized that a literal reading of Rule 12h-3(c) can have unintended consequences and has taken a no-action position similar to that requested by the Company with respect to Rule 12h-3(c) in a number of other instances. *See, e.g.*, Decorator Industries, Inc. (available March 23, 2011); enherent Corp. (available March 17, 2011); Wentworth Energy, Inc. (available March 15, 2011); BankGreenville Financial Corporation (available March 25, 2010); and Harrington West Financial Group, Inc. (available March 24, 2010).

IV. Conclusion and Request

For the reasons described above, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs in the Company's views that:

1. due to the amendments to the Exchange Act contained in the JOBS Act, the fact that the shares of the Company's common stock are held of record by more than 300 persons would not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder; and

2. the update of the Company's registration statement on Form S-8, in connection with the incorporation by reference therein of the Company's Form 10-K for the fiscal year ended December 31, 2011, as filed (pursuant to Rule 12b-25) with the Commission on April 9, 2012, would not preclude the Company from using Rule 12h-3 under the Exchange Act, to suspend the Company's duty to file with the Commission the reports required by section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under section 15(d) of the Exchange Act prior to the filing deadline for its Form 10-Q for the quarterly period ended June 30, 2012 (due August 14, 2012). This Form 15 would be filed following termination of the registration of the Company's common stock under section 12(g) of the Exchange Act, which will occur on August 1, 2012. The Form 15 will indicate that the Company is suspending its section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i). As discussed herein, Rule 12h-3 has not yet been updated to reflect the changes to Exchange Act section 15(d), as amended by the JOBS Act, and the Company acknowledges that, absent relief, it is not eligible to rely on Rule 12h-3 at this time. Accordingly, the Company's Form 15 will include an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3 to suspend its reporting obligations under section 15(d).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of its common stock, the suspension of reporting obligations under section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under section 15(d).

If the Staff has any questions concerning this request or requires additional information, please contact the undersigned at (919) 845-2558 or via e-mail at jgreene@banklawnc.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss any issues with the Staff prior to the issuance of any written response to this letter.

Thank you in advance for your consideration of this matter.

Respectfully yours,

GAETA & EVESON, P.A.

Jonathan A. Greene

cc: Mr. Daniel C. Ayscue
President and Chief Executive Officer
AB&T Financial Corporation

Mr. Roger A. Mobley
Executive Vice President and Chief Financial Officer
AB&T Financial Corporation